Filed by Schering-Plough Corporation
Pursuant to Rule 425 under the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
  of the Securities Exchange Act of 1934, as amended

 Subject Company: Schering-Plough Corporation
(Commission File No. 001-06571)

Merck & Schering-Plough Merger Investor Presentation

March 9, 2009

MERCK

Schering-Plough

Forward-Looking Statements

This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on both Merck's and Schering-Plough's managements' current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. Merck and Schering-Plough undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements in this presentation should be evaluated together with the many uncertainties that affect either companies' business, particularly those mentioned in the risk factors and cautionary statements set forth in either companies' Item 1A of either companies' Form 10-K for the year ended December 31, 2008, and in their periodic reports on Form 10-Q and Form 8-K, which the companies' incorporate by reference.

These reports are available on our websites at www.merck.com and www.schering-plough.com

MERCK

Schering-Plough

Important Information

- In connection with the proposed transaction, Schering-Plough will file a registration statement, including a joint proxy statement of Merck and Schering-Plough, with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration and joint proxy statement (including all amendments and supplements to it) because it will contain important information. Investors may obtain free copies of the registration and joint proxy statement when it becomes available, as well as other filings containing information about Merck and Schering-Plough, without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from Schering-Plough's Investor Relations Web Site (www.schering-plough.com) or by directing a request to Schering-Plough at Investor Relations (908) 298-7436. Copies of Merck's filings may be obtained for free from Merck's Investor Relations Web Site (www.merck.com) or by directing a request to Merck"s Office of the Secretary (908) 423-1000.
- Merck and Schering-Plough and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies from Merck and Schering-Plough shareholders in respect of the proposed transaction.
- Information regarding Schering-Plough's directors and executive officers is available in Schering-Plough's proxy statement for its 2008 annual meeting of shareholders, filed with the SEC on April 23, 2008 and information regarding Merck's directors and executive officers is available in Merck's preliminary proxy statement for its 2009 annual meeting of stockholders, filed with the SEC on February 25, 2009. Additional information regarding the interests of such potential participants in the proposed transaction, which may be different than those of Schering-Plough's or Merck's Shareholders, will be included in the registration and proxy statement filed with the SEC in connection with the proposed transaction when it becomes available.

MERCK

Schering-Plough

Presenters

- **Richard T. Clark**
  Merck Chairman, President & Chief Executive Officer
- **Fred Hassan**
  Schering-Plough Chairman & Chief Executive Officer
- **Peter S. Kim**
  Merck Executive Vice President & President, Merck Research Laboratories
- **Peter N. Kellogg**
  Merck Executive Vice President & Chief Financial Officer

Agenda

- Transaction Overview
- Benefits of the Transaction
- Financial Overview
- Next Steps
- Q&A

MERCK

Schering-Plough

Richard T. Clark
Chairman, President and CEO
Merck

Transaction Overview

- **Merger of Merck and Schering-Plough**
- **Price per Schering-Plough Share:** $10.50 cash and 0.5767 of a share of the combined company (fixed exchange ratio); total consideration $41.1 billion
  - Total value of $23.61 per Schering-Plough share based on Merck's closing stock price on March 6, 2009
- **Premium**: 34% to Schering-Plough shareholders based on Schering-Plough's closing stock price on March 6, 2009
- **Ownership:** Schering-Plough shareholders to own approximately 32% and Merck shareholders to own approximately 68% of the combined company
- **Anticipated Closing:** Fourth quarter of 2009, subject to regulatory approvals
- **Transaction Structure:** Reverse Merger
  - Schering-Plough will be renamed Merck and will continue as surviving public corporation
  - Each Merck share will automatically become a share of the combined company

MERCK

Schering-Plough

A Compelling Combination

A Formula for Growth

- **Strong, complementary portfolio:** Broadens scope of Merck commercial portfolio with leading franchises in key therapeutic areas
  - Schering-Plough products provide long-lived marketing exclusivity
- **Enhances R&D efforts and pipeline:** Adds high potential early-, mid- and late-stage pipeline candidates to provide platform for sustainable growth
  - Doubles the number of Merck Phase III candidates to 18
- **Expanded global presence:** Dramatically accelerates Merck's international growth efforts, especially in key emerging markets
- **Substantial synergies:** Incremental $3.5 billion in annual cost savings expected beyond 2011

Financial Strength

- **Maintain Merck dividend:** Based on strong free cash flow generated by combination
- **Maintain strong balance sheet:** Merck believes it will maintain its current credit ratings

Transaction Designed to Maximize Total Shareholder Returns

MERCK

Schering-Plough

Fred Hassan
Chairman and CEO
Schering-Plough

MERCK

Schering-Plough

The Right Transaction for Schering-Plough

- Over last several years Schering-Plough has undergone an impressive transformation
  - Grew adjusted top-line[1] from $8 billion to $21 billion
  - Grew the R&D pipeline which now includes 12 late-stage compounds
  - Successfully completed integration of Organon BioSciences
- Unprecedented change in the healthcare industry presents challenges and opportunities
- Board determined this is the right transaction in a very challenging environment to deliver value to Schering-Plough's shareholders while capturing and delivering value for the future
- Combination brings together two science-centered companies to create a powerful innovation platform for the long-term – and it further builds the strength and diversity needed to succeed in our industry during a period of change
- Combination offers Schering-Plough shareholders a premium for their shares today as well as the opportunity to participate in the significant growth potential from this transaction
  - Three-fold dividend improvement

[1] Sales figures reflect Schering-Plough reported 2008 sales plus 50% of MSP JV reported sales

MERCK

Schering-Plough

Richard T. Clark
Chairman, President and CEO
Merck

MERCK

Schering-Plough

Broadens and Complements Commercial Portfolio with Leading Franchises

Therapeutic Area	Schering-Plough Products	Merck Products
Cardio / Metabolic	INTEGRILIN (eptifibatide) Injection; VYTORIN (ezetimibe/simvastatin); Zetia (ezetimibe)	Januvia (sitagliptin) tablets; COZAAR (losartan potassium tablets); Tredaptive (nicotinic acid/laropiprant, MSD) modified release tablets; HYZAAR (losartan potassium-hydrochlorothiazide tablets)
Infectious Disease	PegIntron Peginterferon alfa-2b; Avelox; NOXAFIL posaconazole Oral Suspension	INVANZ (ertapenem sodium) IV/IM; ISENTRESS raltegravir tablets; Cancidas (caspofungin acetate) IV
Respiratory	Asmanex Twisthaler 110 mcg (mometasone furoate inhalation powder); CLARINEX TABLETS (desloratadine) 5 mg; nasonex (mometasone furoate monohydrate)	ONCE-A-DAY SINGULAIR (MONTELUKAST SODIUM)
Women's Health	Follistim (follitropin beta injection); Puregon; NuvaRing (etonogestrel/ethinyl estradiol vaginal ring)	FOSAMAX PLUS D (alendronate sodium/cholecalciferol) tablets; GARDASIL (Quadrivalent Human Papillomavirus (Types 6, 11, 16, 18) Recombinant Vaccine)
Arthritis / Immunology	Remicade INFLIXIMAB	ARCOXIA (etoricoxib, MSD)
Oncology	Temodar temozolomide Capsules	EMEND (aprepitant); Zolinza [vorinostat] capsules

MERCK

Schering-Plough

Value Creating Consolidation of Cholesterol JV

- Merck/Schering-Plough cholesterol JV generated revenue of $4.6 billion in 2008
- Merck's 100% ownership enables:
  - Streamlined decision-making ability
  - Opportunity for leveraging cholesterol franchise through future combinations with ZETIA

MERCK

Schering-Plough

REMICADE and Golimumab

- REMICADE is a well-established biologic product for inflammatory / immunological diseases
- Marketed by Schering-Plough in international territories, marketed by Johnson & Johnson in U.S.
  - Schering-Plough's 2008 sales were $2.1bn
- Golimumab is a late-stage pipeline product expected to be launched in 2009 under the brand name SIMPONI
- Subject to profit-sharing arrangement with Johnson & Johnson, with Schering-Plough share decreasing from 60% to 50% over next five years. In addition, Schering-Plough incurs additional direct cost including Direct Selling, Promotion and R&D
- We believe distribution rights to REMICADE and Golimumab will be retained

MERCK

Schering-Plough

Animal Health and Consumer Health Businesses

Animal Health

- Intervet/Schering-Plough Animal Health is a global leader in animal health, with market-leading products for a broad range of species
- More than 1,000 marketed products –balanced between vaccines and pharmaceuticals

Consumer Health

- Successful Rx-to-OTC switch company
- Leading consumer brands including CLARITIN, COPPERTONE and DR. SCHOLL'S
- More than 12 new introductions planned in 2009

MERCK

Schering-Plough

Strength Across Key Therapeutic Areas

Combined 2008 Sales[1]: $46.9B


Other
18%
Cardio/
Metabolic
24%
OTC
3%
Animal Health
6%
Oncology
3%
Arthritis/
Immunology
6%
Respiratory
14%
Women's Health
8%
Vaccines
9%
Infectious
Disease
9%

[1] Sales figures reflect Merck and Schering-Plough reported 2008 sales plus 100% of MSP JV reported sales

MERCK

Schering-Plough

More Geographically Diverse Revenue Base

Merck: 2008 $23.9B


Japan 8%
Latin America 4%
Asia Pacific 6%
Europe and Canada 26%
United States 56%

International Sales $10.5 billion

Combined[1]: 2008 $46.9B


Japan 6%
Latin America 7%
Asia Pacific 5%
Europe and Canada 35%
United States 47%

International Sales $25.0 billion

[1] Sales figures reflect Merck and Schering-Plough reported 2008 sales plus 100% of MSP JV reported sales

MERCK

Schering-Plough

Merck and Schering-Plough Products Provide Long-Remaining Marketing Exclusivity



Long periods of expected marketing exclusivity
COZAAR/HYZAAR
EU
U.S.
CLARINEX
EU
SINGULAIR
U.S. / EU
REMICADE
EU
TEMODAR
EU
U.S.
JPN
NASONEX
EU
U.S.
ZETIA
U.S. / EU
JPN
VYTORIN
U.S.
EU
PEG-INTRON
U.S. / JPN
EU
JANUVIA/JANUMET
U.S.
ISENTRESS
U.S.
GARDASIL
U.S.
2005
2010
2015
2020
2025
Merck
MSP JV

MERCK

Schering-Plough

Peter S. Kim
Executive VP & President, MRL

Shared Commitment to Discovering and Developing Important Therapies for Patients

- **Schering-Plough and Merck R&D organizations share a common culture of scientific excellence**
- **Schering-Plough has an established presence in oncology and neuroscience, two areas Merck is building**
- **Schering-Plough's expertise in novel biologics complements Merck's BioVentures technology**
- **Schering-Plough's therapeutic areas of focus complement those of Merck**
  - Mechanistic diversity adds strength to our joint pipeline

MERCK

Schering-Plough

Mid- and Late-Stage Pipeline: A Powerful Combination Select Programs (February-2009)

	Merck	Schering-Plough
Cardiovascular/ Metabolic	MK-0859 (atherosclerosis)	TRA (ACS, 2° prevention)
	Rolofylline (heart failure)	Acadesine (reperfusion injury)
	MK-0524A & MK-0524B	
Infectious Disease	√ ISENTRESS Tx Naïve (HIV)	Vicriviroc (HIV)
	ISENTRESS QD (HIV)	Boceprevir (HCV)
	MK-7009 (HCV)	
Respiratory & Immunology	MK-0476C (asthma)	√ Golimumab (inflammation)
	MK-0633 (asthma)	MFF (Asthma/COPD)
		Allergy Immunotherapy Tablet
Neuroscience	MK-0974 (migraine)	√ Asenapine (schiz.; bipolar)
	MK-4305 (insomnia)	Sugammadex (anesthesia)
		Preladenant (Parkinson's)
Oncology	MK-8669 (sarcoma)	√ PEGINTRON (melanoma)
	MK-0646 (colorectal cancer)	* TEMODAR I.V. (cancer)
		IGF-1R (colorectal cancer)
Endocrine & Women's Health	MK-0822 (osteoporosis)	√ Corifollitropin alfa (fertility)
	V-503 (HPV Vaccine)	Esmirtazapine (hot flashes)
	GARDASIL (27-45 years)	NOMAC/E2 (contraceptive)

MERCK

√= under regulatory review
* = recent approval

MFF = Mometasone/Formoterol

Schering-Plough

Broader and Deeper Clinical Pipeline (February, 2009)

Phase II Compounds

Merck		Schering-Plough
Athero., MK-1903	+	ADHD & Depression, AMPAkine
Athero., MK-6213		Alcohol Dependence & Schizophrenia, Glycine Uptake Inh.
Cancer, MK-0646		Allergic Rhinitis, Mometasone/Oxymetazoline
Cardiovascular, MK-0736		Asthma & COPD, QAB Mometasone Combination
Diabetes, MK-0893		Cancer, CDK Inhibitor
Diabetes, MK-0941		Cancer, CHK-1 Inhibitor
Diabetes, MK-8245		Cancer, Robatumumab
Infect. Dis., MK-7009		COPD, CXCR2 Receptor Antagonist
Infect. Dis., V419		Emesis, Rolapitant
Infect. Dis., V710		Hepatitis C, Protease Inhibitor (SCH 900518)
Insomnia, MK-4305		Parkinson's, Preladenant
Neurologic, MK-0249		
Osteoporosis, MK-5442		
Psychiatric Dis., MK-5757		
Respiratory Dis., MK-0476C		
Respiratory Dis., MK-0633		

Phase III Compounds

Merck		Schering-Plough
Athero., MK-0524A	+	Acute Coronary Syndrome, TRA
Athero., MK-0524B		Asthma & COPD, Mometasone/Formoterol
Athero., MK-0859 (anacetrapib)		Contraception, NOMAC/E2
Cancer, MK-8669 (deforolimus; AP23573)		Fertility, Corifollitropin alfa
CHF, MK-7418 (rolofylline; KW3902)		Grass Pollen Allergies, Allergy Immunotherapy Tablet
Diabetes, MK-0431C (Januvia / pioglitazone)		Hepatitis C, Boceprevir
HPV Vaccine, V503		HIV, Vicriviroc
Migraine, MK-0974 (telcagepant)		Hot Flashes, Esmirtazapine
Osteoporosis, MK-0822 (odanacatib)		Reperfusion Injury, Acadesine

Merck (teal) | Schering-Plough (orange)

Schering-Plough

Peter Kellogg
Executive VP & CFO

MERCK

Schering-Plough

Significant Financial Benefits

- **Significant Accretion:** Anticipated to be modestly accretive to non-GAAP EPS in first year following the close and significantly accretive thereafter
  - **Synergies:** Significant cost savings opportunities of incremental ~$3.5bn annually beyond 2011
  - **Investment:** Enhance financial flexibility to invest in promising drug candidates as well as external R&D
- **Maintains Merck's Strong Financial Profile**
  - **Near-Term Tax Rate:** Anticipate no change
  - **2013 Cash Flow:** $15 billion free cash flow generated by combination
  - **Dividend:** No change to Merck dividend
  - **Credit Rating:** Transaction structured to maintain current credit ratings

MERCK

Schering-Plough

Application of Merck's Plan to Win Across a Broader Platform Provides Opportunity for Margin Improvement

- **Plan to leverage best practices at Merck**
  - Application of Merck's Plan to Win across a broader platform
  - Consolidation of VYTORIN/ZETIA Cholesterol JV
  - Consistent therapeutic category focus provides opportunities for consolidation in both sales and marketing and R&D

Pretax Margins[1]


Merck standalone 2008
37%
Combined [2] unsynergized 2013
31%
Combined [2] synergized 2013
40%

[1] Pretax Margins exclude certain items: restructuring costs, purchase accounting adjustments, acquisition-related costs and certain other significant items

[2] Assumes contribution from Animal Health business is reflected in Equity Income

MERCK

Schering-Plough

Significant Cost Savings Opportunities

Annual cost savings expected to be achieved beyond 2011



$3.50 billion
$5.95 billion
$1.50 billion
$950 million
Merck 2008 program
Schering-Plough PTP initiative
Transaction related incremental cost savings
Combined annual cost savings beyond 2011

- **Annual incremental synergies of ~$3.5 billion beyond 2011**
  - Approximately half of annual synergies achieved in first full year following transaction
  - Approximately 75% in second full year
- **Incremental synergies broken down as follows:**
  - Marketing & Admin.: ~60%
  - Manufacturing/R&D: ~40%
- **Cost savings are incremental to ongoing initiatives at both companies**
  - Merck 2008 Program
  - Schering-Plough PTP Initiative

MERCK

Schering-Plough

Transaction Financing & Structure

Sources	
Cash	$9.8 Billion
Debt	$8.5 Billion
Merck Stock	$22.8 Billion*
Total	$41.1 Billion

* Based on 1,004 million shares issued at Merck's closing price on 3/6/09 using 0.5767

- Committed acquisition financing:
  - $3 billion 364-day bridge term loan
  - $5.5 billion new and amended revolving credit facilities
- To be syndicated to bank market promptly after public announcement of transaction
- Anticipate terming out bridge facility and reducing revolving credit facility commitments through multi-tranche bond offering and asset sale proceeds
- Reverse Merger
  - Schering-Plough to be renamed Merck and will continue as a surviving public corporation
  - Each Merck share will automatically become a share of the combined company

MERCK

Schering-Plough

Superior Long-Term Financial Profile

- **EPS:** Target high single-digit non-GAAP EPS[1] compound annual growth rate from 2009[2] to 2013
  - Assumes contribution from Animal Health business is reflected in Equity Income at 50%
- **Pretax Margins:** Target non-GAAP pretax margins[1] of nearly 40% in 2013
- **Free Cash Flow**: Target free cash flow of approximately $15 billion in 2013

1) Excludes certain items: restructuring costs, purchase accounting adjustments, acquisition-related costs and certain other significant items
2) 2009 reflects Merck stand alone non-GAAP EPS guidance

MERCK

Schering-Plough

Richard T. Clark
Chairman, President and CEO
Merck

MERCK

Schering-Plough

Integration Process

- Merck's integration team to be led by Adam Schechter, President, Global Pharmaceuticals
- Schering-Plough's integration team to be led by Brent Saunders, senior vice president and president, Consumer Health Care
- Similar culture and established working relationship will facilitate smooth transition
- Company to be called Merck; headquartered in Whitehouse Station, New Jersey

MERCK

Schering-Plough

Roadmap to Completion

- Complete S-4 filing
- Special meetings for Merck and Schering-Plough shareholder approval
- Receive regulatory approvals
  - Expiration of Hart-Scott-Rodino
  - European Commission Merger Regulation
  - Others such as Brazil and Japan
- Transaction expected to be completed in the fourth quarter of 2009

MERCK

Schering-Plough

A Compelling Combination

A Formula for Growth

- **Strong, complementary portfolio:** Broadens scope of Merck commercial portfolio with leading franchises in key therapeutic areas
  - Schering-Plough products provide long-lived marketing exclusivity
- **Enhances R&D efforts and pipeline:** Adds high potential early-, mid- and late-stage pipeline candidates to provide platform for sustainable growth
  - Doubles the number of Merck Phase III candidates to 18
- **Expanded global presence:** Dramatically accelerates Merck's international growth efforts, especially in key emerging markets
- **Substantial synergies:** Incremental $3.5 billion in annual cost savings expected beyond 2011

Financial Strength

- **Maintain Merck dividend:** Based on strong free cash flow generated by combination
- **Maintain strong balance sheet:** Merck believes it will maintain its current credit ratings

Transaction Designed to Maximize Total Shareholder Returns

MERCK Schering-Plough

Merck & Schering-Plough Merger